UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Ibere Pharmaceuticals

(Name of Issuer)

Class A ordinary share, $0.0001 par value per share

(Title of Class of Securities)

G46843 101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	SCHEDULE 13G	Page of Pages

1		NAMES OF REPORTING PERSONS PIPV Capital LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 3,450,000 shares[12]
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 3,450,000 shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,450,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%[3]
12		TYPE OF REPORTING PERSON (see Instructions) OO

1 PIPV Capital LLC (the “Sponsor”) is the record holder of the shares of Class B common stock.

2 The Sponsor owns 3,450,000 Class B ordinary shares, par value $0.0001 per share (“Class B Ordinary Share”) of Ibere Pharmaceuticals (the “Issuer”), which are convertible into Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”) of the Issuer, as described under the heading “Description of Securities—Common Stock—Founder Shares” in the Issuer’s prospectus initially filed on February 9, 2021 (File No. 333-252863 and have no expiration date).

3 As of November 12, 2021, there were 13,800,000 Class A Ordinary Shares and 3,450,000 Class B Ordinary Shares issued and outstanding on Form 10-Q filed on November 12, 2021.

Item 1.

(a)	Name of Issuer:

Ibere Pharmaceuticals (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

2005 Market Street, Suite 2030 Philadelphia, PA 19103

Item 2.

(a)	Name of Person Filing:

PIPV Capital LLC

(b)	Address of Principal Business Office or, if none, Residence:

2005 Market Street, Suite 2030 Philadelphia, PA 19103

(c)	Citizenship:

PIPV Capital LLC is a Delaware limited liability company.

(d)	Title of Class of Securities:

Class A Ordinary Shares, par value $0.0001 per share

(e)	CUSIP No.:

There is no CUSIP number assigned to the Class B Ordinary Shares. CUSIP number G46843 101 has been assigned to the Class A Ordinary Shares of the Issuer, which are quoted on The New York Stock Exchange under the symbol “IBER.”

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____________________________________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 3,450,000 shares

(b) Percent of class: 20.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0 shares

(ii) Shared power to vote or to direct the vote: 3,450,000 shares

(iii) Sole power to dispose or to direct the disposition: 0 shares

(iv) Shared power to dispose or to direct the disposition: 3,450,000 shares

Each manager of PIPV Capital LLC has one vote, and the approval of two of the three members of the board of managers is required to approve an action of the Sponsor. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by two or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. This is the situation with regard to the Sponsor. Based upon the foregoing analysis, no individual manager of the Sponsor exercises voting or dispositive control over any of the securities held by the Sponsor even those in which he or she directly holds a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such shares and, for the avoidance of doubt, expressly disclaims any such beneficial interest to the extent of any pecuniary interest he may have therein, directly or indirectly.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2022

PIPV CAPITAL LLC

By:	/s/ Osagie Imasogie
Name:	Osagie Imasogie
Title:	President